Exhibit 13.5

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Drawing Symbols

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Drawing Symbols

$100 Starting Bid   **$100** Current Bid

Ends In :

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MY CURRENT BIDS

My Reserved Units	0
My Total Cost	$0
Simulated Royalties (Last 12 mos)	$0.00

$1,308 Last 12 Months Royalties Paid

$9.48 Royalties Paid Per Unit (last 12 months)

TOTAL SONGSHARES   0.72% Of 138 SongShare Goal

$100 Current Bid

1/137 Reserved Units / Available Units

Total Units 138

Track Details


YoungBoy Never Brok...
YouTube



Drawing Symbols
YoungBoy Never Broke Again
2018-08-29



YoungBoy Never Broke Again
Artist

Spotify	**31.9M** Streams
YouTube	**154.1M** Views
pandora	**36.7M** Streams

Description

Type of Rights: Writer's Share

Type of Income: Public Performance

Paid By: Royalty Exchange

Term (Life or Yrs): Life of copyright

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VIDEO HELP ON BIDDING

50% of Songwriter’s Share

PREVIOUS 4 QUARTERS REVENUE: $1,308 (at 50%)

Royalty Exchange pays royalties quarterly.

Detailed Data Here

Summary Overview

The “YoungBoy NBA – Drawing Symbols” Music Royalty Asset is the underlying asset of the “YoungBoy NBA – Drawing Symbols” Royalty Share Agreement (the “Agreement”). The Agreement contains fifty percent (50%) of the songwriter’s share of performance income paid by Royalty Exchange from the composition listed below.

About YoungBoy Never Broke Again and “Drawing Symbols”

Originally known as NBA YoungBoy, YoungBoy Never Broke Again is a highly prolific rapper from Baton Rouge, Louisiana, who has attracted a loyal following for his uncompromising street narratives. His debut album, the platinum-certified *Until Death Call My Name*, hit the Top Ten of the Billboard 200 when it appeared in 2018, and the rapper followed up that effort with multiple releases that year, including the album *4Respect 4Freedom 4Loyalty 4WhatImportant* which includes track “Drawing Symbols.” That album was also subsequently certified platinum in the United States.

YoungBoy Never Broke Again’s 2019 mixtape, *AI YoungBoy 2,* topped the Billboard 200 chart. The rapper remained in the upper reaches of the chart in 2020 with multiple mixtapes before hitting number one with his sophomore album, *Top*. He closed his whirlwind year with yet another mixtape and a collaboration with Rich the Kid, *Nobody Safe*. YoungBoy returned to the top of the Billboard 200 with 2021's *Sincerely, Kentrell*, additionally collaborating with Birdman for the mixtape *From the Bayou* and releasing the 2022 mixtape *Colors*.

The first use recording of “Drawing Symbols” was released by YoungBoy Never Broken Again in September 2018. The single was certified platinum in the United States in 2021.


Career Stage
Superstar
Legendary
Superstar
Mainstream
Mid-Level
Developing

Summary Statistics

Spotify	
Followers	9.5M (166th)
Monthly Listeners	16.4M (288th)
Popularity	84/100 (60th)
Playlist Reach	134.3M

YouTube	
Channel Subscribers	11.7M (269th)
Channel Views	11.3B (94th)
Daily Video Views	7.6M (49th)
Monthly Video Views	229.7M (50th)

Instagram	
Followers	10.6M (626th)

*Data provided by Chartmetric.com

Royalty Share Agreement Terms

The “YoungBoy NBA – Drawing Symbols” Royalty Share Agreement will be between the songwriter and our company. Pursuant to the Agreement, SongVest will have the right to receive 50% of the songwriter’s performance revenue share for the life of the copyright listed below. Revenues the company will be entitled to receive from the copyright listed below (asset) pursuant to this agreement include revenues earned in connection with the public performance of the copyright, which will be paid at the percentage interest as defined in the “YoungBoy NBA – Drawing Symbols” Royalty Share Agreement. Sales shall be determined by reference to the royalty statements from the royalties paid to the songwriter quarterly by Royalty Exchange, which shall be conclusive and binding upon the Parties, absent manifest error.

Financial Highlights

The royalties paid over the last four quarters from the revenue stream contemplated in the “YoungBoy NBA – Drawing Symbols” Royalty Share Agreement have averaged approximately $327 per quarter.


Royalties By Quarter
Q1 2019 - Q1 2022
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
Q1
Q2
Q3
Q4
2019
2020
2021
2022

	2019				2020				2021				2022	Last 4
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Quarters
Total Royalties	$1,623	$1,140	$1,178	$ 286	$ 473	$ 250	$ 338	$ 413	$ 374	$ 318	$ 349	$ 344	$ 296	$1,308

The decrease in royalties from Q1 2019 to Q3 2020 was driven by reduced streaming performance royalties as the composition, whose underlying recording was released in September 2018, aged over time.

Revenue by Source

Revenue sources are shown below:

Royalties	2019				2020				2021				2022	Last 4	% of Last 4
By Source	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Quarters	Quarters
YouTube	$ 640	$ 321	$ 346	$ -	$ -	$ 3	$ 98	$ 148	$ 138	$ 122	$ 138	$ 143	$ 111	$ 514	39%
Apple Music	$ 614	$ 482	$ 399	$ 148	$ 134	$ 121	$ 119	$ 140	$ 118	$ 107	$ 121	$ 117	$ 115	$ 460	35%
Pandora	$ 160	$ 162	$ 170	$ 75	$ 69	$ 65	$ 72	$ 81	$ 73	$ 56	$ 44	$ 46	$ 30	$ 176	13%
Spotify	$ 126	$ 106	$ 90	$ 46	$ 32	$ 25	$ 27	$ 28	$ 27	$ 24	$ 28	$ 30	$ 26	$ 109	8%
The Rest	$ 83	$ 68	$ 173	$ 17	$ 239	$ 38	$ 21	$ 17	$ 19	$ 10	$ 17	$ 8	$ 14	$ 49	4%
Total Royalties	$1,623	$1,140	$1,178	$ 286	$ 473	$ 250	$ 338	$ 413	$ 374	$ 318	$ 349	$ 344	$ 296	$1,308	100%

The User will notice that the table above includes a line titled "The Rest." For the last four quarters, this represents less than 4% of total royalties and primarily relates to international royalties reported to Royalty Exchange by various foreign collection societies associated with specific titles but not specific sources.

Composition:

"Drawing Symbols" – recorded by YoungBoy Never Broken Again

ISWC: T9307870775

BMI Work ID: 28090853

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This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange
Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

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THURSDAY, NOV 17, 2022
11AM PDT/2PM EDT

SongVest is **raising its next round of capital via crowdfunding**. This is your opportunity to join SongVest Founder and CEO, Sean Peace, at **11AM PDT/2PM EDT 11/17/2022** for a very special webinar and investor update. The SongVest presentation will be followed by an interactive Q&A.

This is a special opportunity for you to learn more about SongVest and the company's unique market opportunity. Whether you are a current investor in SongVest or looking **to learn more before you invest**, mark your calendar and join us!

RSVP NOW

If you have specific questions you would like answered during the webinar, please submit them here:

investors@songvest.zohodesk.com

We look forward to seeing you there!

SONGVEST

LOGIN >

FAQ >

This offering is made in reliance on Regulation A under the Securities Act of 1933. The securities offered are speculative, illiquid, and an investor could lose the entire investment. Investors should read the relevant Offering Circular and consider the risks disclosed therein before investing. SongVest is a startup and is operating at a loss.

Disclaimer

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. REGULATION A OFFERINGS ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

SongVest is offering securities through the use of an Offering Statement that the Securities and Exchange Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments. Commission ('SEC") has qualified under Tier II of Regulation A. While the SEC staff reviews certain forms and filings for compliance with disclosure obligations, the SEC does not evaluate the merits of any offering, nor does it determine if any securities offered are "good" investments.

Dalmore Group LLC ("Dalmore") is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, member of Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC") and is the broker-dealer of record on this issuer direct offering.

VIP Auction "Test The Waters" Legend

RoyaltyTraders, LLC ("SongVest") is conducting a VIP Auction, also known as a "testing the waters" for a potential offering under Tier 2 of Regulation A of the Securities Act. No money or other consideration will be solicited, and if sent in response, it will not be accepted. No sales of securities will be made or commitment to purchase accepted until qualification of the Offering Circular by the SEC. An indication of interest made by a prospective investor is non-binding and involves no obligation or commitment of any kind. Any offer to buy securities may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. No offer to buy securities can be accepted and no part of the purchase price can be received without an Offering Circular that has been qualified by the SEC. A copy of the most recent version of the Offering Circular may be obtained online here:

https://www.sec.gov/Archives/edgar/data/1855626/000182912622003320/royaltytraders_1apos.htm

This profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its markets or industry. These statements reflect management's current views regarding future events based on available information and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, although management believes that the expectations reflected in the forward-looking statements are reasonable, neither SongVest nor anyone acting on its behalf can give any assurance that such expectations will prove to have been correct nor do they have a duty to update any such statements to conform them to actual results. By accessing this site and any pages on this site, you agree to be bound by our **Terms of Use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Read the Offering Circular before you invest. **SongVest Offering**

Webinar Disclaimer

This webinar may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry.

These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially.

Investors are cautioned not to place undue reliance on these forward looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Moreover, no person or any other person or entity assumes responsibility for the accuracy and completeness of forward looking statements, and is under no duty to update any such statements to conform them to actual results.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISK INVOLVED. ROYALTYTRADERS LLC (dba SONGVEST) HAS FILED A FORM C WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH ITS OFFERING, A COPY OF WHICH MAY BE OBTAINED HERE:

https://www.sec.gov/Archives/edgar/data/1855626/000185562622000005/formc.pdf

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

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Hit this link bit.ly/svdrawing to bid now and reserve your SongShares for "Drawing Symbols," the certified Platinum hit from YoungBoy Never Broke Again.

Type of Rights: Writer's Share

Type of Income: Public Performance

Term (Life or Yrs): Life of copyright



DRAWING SYMBOLS
Certified Platinum Single from YoungBoy Never Broke Again
Drawing Symbols
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"Drawing Symbols"
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CERTIFIED PLATINUM
SINGLE FROM YOUNGBOY
NEVER BROKE AGAIN
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